Exhibit 14

Code of Ethics

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The code of ethics is designed to deter wrongdoing and to promote:

▪	Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

▪	Full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submit to, the SEC and in other public communications made by Maxlife;

▪	Compliance with applicable governmental laws, rules and regulations;

▪	The prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and

▪	Accountability for adherence to the code.

We will provide to any person without charge, upon request, a copy of our code of ethics. Any such request should be directed to our corporate secretary at 2788 Bathurst Street, Suite 306,Toronto, Ontario, Canada M6B 3A3, telephone (866) 752 5557.